

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Mr. Tom Albanese
Chief Executive
Rio Tinto plc and Rio Tinto Limited
2 Eastbourne Terrace
London, W2 6LG
United Kingdom

  Re: Rio Tinto plc and Rio Tinto Limited
    Form 20-F for Fiscal Year Ended December 31, 2011
    Filed March 16, 2012
    File No. 001-10533 and 001-34121

Dear Mr. Albanese:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Risk Factors

"The Group's operations are vulnerable to a range of interruptions, not all of which are covered fully by insurance," page 12

1. We note your disclosure in this risk factor that an extensive information technology infrastructure forms the backbone of many of your operations and that an extended failure of critical system components or malicious actions, including resulting from a cybersecurity attack, could result in significant environmental incident, commercial loss or interruption to operations. Please tell us whether you have experienced any such malicious actions, including any cybersecurity attacks, in the past. If so, in future filings, beginning with your next Form 20-F, please disclose that you have experienced such malicious actions or cybersecurity attacks in order to provide the proper context for your

risk factor disclosure. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Ore Reserves page 49

2.   We note your first time reporting of mineral reserves for your Benga Project in Mozambique. Please forward to our engineer, as supplemental information and not as part of your filing, your technical report or the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

- A detailed description of your procedures for estimating reserves

- Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which include the cash flow analyses

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, if possible please provide the requested information electronically, preferably on a CD and formatted as Adobe PDF files. Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of Regulation 12B. If there are any questions concerning the above request, please call John Coleman, Mining Engineer at (202) 551-3610.

Corporate Governance

Board Performance Evaluation, page 70

3.   We note your response to comment 2 from our letter dated July 1, 2010 and your assertion that you would provide clarification that the acronym OECD refers to the Organization for Economic Co-operation and Development in context the first time the acronym OECD appears in future filings of Annual Reports on Form 20-F with the SEC. The term OECD still appears in your disclosure without context. Please confirm that in future filings you will briefly provide context where the term OECD is used.

Consolidated Financial Statements

Group Income Statement, page 131

4.   We note you disclose in footnote (b) that sales of surplus power and carbon products have been reclassified as a result of your continued integration and organizational restructure. We also note that alumina swap arrangements are now netted within operating costs. For each of these changes, please clarify for us your basis under IFRS supporting the new presentation and why you believe such change would improve the relevance of the financial statements to users. In addition, quantify for us the change for each reclassification for each period presented.

Group Cash Flow Statement, page 133

5.   We note your reconciliation of operating cash flows begins with operating profit instead of net profit for the year. Per paragraph 20 of IAS 7, cash flows from operating activities are determined by adjusting profit or loss. Paragraph 7 of IAS 1 defines profit or loss as the total of income less expenses, excluding the components of other comprehensive income. Please modify your future presentation accordingly, or tell us why you believe no future modification is necessary.

Notes to Consolidated Financial Statements

Note 1 – Principal Accounting Policies

(f) Exploration and Evaluation, page 141

6.   We note you commence capitalization of evaluation expenditures when there is a high degree of confidence in the project's viability and it is probable future economic benefits will flow to you. Please compare and contrast this policy with the threshold of when

technical feasibility and commercial viability of extracting a mineral resource is demonstrable.

(g) Property, Plant and Equipment, page 141

7.   We note you begin to capitalize development costs once a project has been established as commercially viable. Please tell us: i) how commercial viability is determined and whether it coincides with your final/bankable technical feasibility study and your reserve determination, and ii) whether you have capitalized any pre-feasibility development expenditures, other than exploration and evaluation costs, based on this determination of commercially viable. Please provide us with, and confirm in future Exchange Act filings you will, expand your disclosure accordingly.

Note 12 – Goodwill – Post-tax Discount Rates, page 161

8.   We note your use of a post-tax discount rate in your determination of fair value less costs to sell. Please tell us whether you considered using the pre-tax discount rate. Refer to paragraph 55 of IAS 36. Please tell us whether your use of a post-tax discount rate and assumptions resulted in a value that is materially different than the value that would have been obtained had a pre-tax discount rate and assumptions been used. Please include this disclosure in future filings.

Note 25 – Consolidated Net Debt, page 169

9.   It appears to us that consolidated net debt is a non-GAAP financial measure. Please provide us with your analysis of Item 10(e) of Regulation S-K, including your basis for including such measure in your financial statements.

Note 47 – Post Retirement Benefits – Movements in the Present Value of the Defined Benefit Obligation and in the Fair Value of Assets, page 204

10.   We note changes in actuarial assumptions have increased the present value of your benefit obligation by $1,674 million and $1,207 million in 2011 and 2010, respectively. Please provide us with, and confirm in future filings you will revise to disclose, these changes and the circumstances that surrounded them.

Exhibit 99.1 – Mine Safety and Health Administration Safety Data

11.   We note that in your table you have reported the total dollar value of proposed assessments received from MSHA which do not necessarily relate to the citations or orders issued by MSHA during the period, or to the pending legal actions which are described separately. Please note that the Instruction to Item 16H(a)(vi) requires

registrant to provide the total dollar value of assessments proposed by MSHA relating to any type of violation during the period covered by the report, regardless of whether the registrant has challenged or appealed the assessment. Please confirm that in future filings your table will reflect the total proposed assessment regardless of whether it has been challenged or appealed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319 or Brian K. Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Adam Turk at (202) 551-3657, Pamela Howell at (202) 551-3357 or me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant